

September 15, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the ordinary shares, par value US$0.0001 per share, of ChowChow Cloud International Holdings Limited, under the Exchange Act of 1934.

Sincerely,

Craig A. Mart

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com